UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Organizational Changes

Finance and Investor Relations Department

Legal Department

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Section 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02 and in addition to the Material Fact disclosed by the Company on September 20, 2019, hereby informs its shareholders and the market in general that, pursuant to the ruling of the Honorable Judge of the 7th Corporate Court of Rio de Janeiro, in the context of a procedural motion under seal, Oi’s Board of Directors elected, on October 30, 2019, (i) Ms. Camille Loyo Faria to assume the position of Chief Financial Officer and Investor Relations Officer, replacing Mr. Carlos Augusto Machado Pereira de Almeida Brandão; and (ii) Mr. Antonio Reinaldo Rabelo Filho to assume the position of Chief Legal Officer, which until now has been performed by our Chief Executive Officer, Mr. Eurico de Jesus Teles Neto, who remains as Chief Executive Officer of the Company.

Camille Loyo Faria has served as Director of Energy, Technology, Media, Telecom and Industries at Bank of America Merrill Lynch. Previously, she held director positions responsible for Energy, Technology, Media and Telecom at Bradesco BBI and Morgan Stanley. Ms. Loyo Faria also has extensive executive experience in the telecommunications and infrastructure sector, having held positions as Chief Executive Officer of Multiner, Chief Financial Officer of Terna Participações and Strategy Leader at Embratel and Telecom Italia Group in Brazil and Latin America. Immediately prior to joining the Company as Chief Financial Officer, Ms. Loyo Faria’s work at Bank of America Merrill Lynch included acting as a financial advisor to the Company in connection with anticipated asset sales, and is now directly contributing to the Company’s transformation. Ms. Loyo Faria holds a degree in Chemical Engineering from Pontífica Universidade Católica in Rio de Janeiro, an MBA degree in Finance from Ibmec in Rio de Janeiro and a master’s degree in Industrial Engineering from Pontífica Universidade Católica in Rio de Janeiro.

Mr. Antonio Reinaldo Rabelo Filho holds a law degree from the Federal University of Bahia, a graduate degree in Business Law from IBMEC/RJ and a master’s degree in Tax Law from Pontífica Universidade Católica in São Paulo. He began his career at PricewaterhouseCoopers Brasil, which he left for Grupo Oi in 2000.  At Grupo Oi, he held financial and legal positions, most recently in the Tax Law Directorate from 2007 to 2017. During this period, he held leadership positions on the board of the main technical associations in the telecommunications sector, in which he is internationally recognized. Mr. Rabelo Filho also is a member of the National and State Commissions of Tax Law and Judicial Recovery and Bankruptcy of the Brazilian Bar Association.  Since 2017, he has been a partner at his firm, and played, among other roles, an important role in the Oi Group’s judicial reorganization process, from the commencement of the negotiation with a diverse group of Brazilian and international creditors of Grupo Oi and structuring of the Judicial Reorganization Plan approved by the creditors at the Creditors’ General Meeting, through today, during which period all the steps of such Judicial Reorganization Plan have been implemented in Brazil, the United States, The Netherlands and Portugal, and during which period he was also the foreign representative of Oi’s Judicial Reorganization in the Courts of New York and the United Kingdom.

The Company expresses its appreciation to Mr. Carlos Augusto Machado Pereira de Almeida Brandão for all his years of dedication and service, recognizing the significant contributions and results achieved during this period, particularly in the Company’s judicial reorganization process.

The Company also recognizes Mr. Eurico de Jesus Teles Neto for his important role leading the legal department for 12 and half years, with dedication and decisive action in several key moments in Oi’s history, especially during the successful Judicial Reorganization process in recent years.

Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its business and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

Rio de Janeiro, October 31, 2019.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Marcelo Augusto Salgado Ferreira

Name: Marcelo Augusto Salgado Ferreira

Title: Investor Relations Officer